COMMENTS RECEIVED ON APRIL 4, 2007

FROM CHRISTIAN SANDOE

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)

Fidelity California Municipal Income Fund

Fidelity California Short-Intermediate Tax-Free Bond Fund

POST-EFFECTIVE AMENDMENT NO. 53

1. All Funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All Funds

"Investment Summary"(prospectuses)

"Principal Investment Risks"

"Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease."

C: The Staff believes the term "debt" should be changed to "bond."

R: We believe the terms are interchangeable in this instance and we believe "debt security" is appropriately used in the "Principal Investment Risks" section to tie with the same terminology used in the "Principal Security Types" section. Accordingly we have not modified disclosure.

3. All Funds

"Investment Summary"(prospectuses)

"Principal Investment Strategies"

"Managing the fund to have similar overall interest rate risk to a California bond index."

C: The Staff would like us to define what each fund's bond index is.

R: In the past, we included disclosure on each fund's supplemental index and the dollar weighted average maturity of the fund and the index as part of each fund's investment disclosure. In the current revision we deleted this disclosure and added new disclosure to better reflect that FMR actually considers many factors (not just a fund's supplemental benchmark) in managing each fund and selecting investments. The new investment disclosure better reflects how each fund is managed and avoids suggesting that fund management is tied more closely to any particular index than it actually is. The Fidelity municipal bond funds tend to use supplemental benchmarks that are not widely used or recognized in the market place, and we no longer believe it is useful to shareholders to name the index as part of each fund's investment disclosure. We will, however, continue to include each fund's supplemental benchmark in the Performance section. We believe including the index continues to be appropriate and helpful in that section, as a description of the index appears in that section as well.

4. All Funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the funds' credit quality.

R: Though the funds do not have a principal investment strategy to invest in securities of a particular credit quality, as disclosed in the "Investment Details" section, the municipal securities in which the funds invest are normally investment-grade (those of medium and high quality).

5. All Funds

"Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

6. All Funds

. "Buying and Selling Shares" (prospectuses)

"Buying Shares"

"The fund has authorized certain intermediaries and mutual funds for which FMR or an affiliate serves as investment manager to accept orders to sell shares on its behalf. When authorized intermediaries or mutual funds receive an order in proper form, the order is considered as being placed with the fund, and shares will be sold at the next NAV calculated, minus the short-term redemption fee, if applicable, after the order is received by the authorized intermediary or mutual fund."

C: The Staff questions why certain mutual funds are authorized to accept orders to buy shares on behalf of the fund.

R: Under 22c-1(a), a fund may designate a person (which the 1940 Act defines to include an investment company) in its prospectus as authorized to consummate transactions in fund shares, and the disclosure at issue is meant to explain how top funds place orders in underlying funds. As an example, if a fund of fund receives an order to buy shares in proper form before the close of business, it may then buy shares of an underlying fund after the close of business (assuming it has a pre-determined allocation to such underlying fund) and receive that day's NAV. As discussed separately with the Staff, we will be making a disclosure change in connection with this comment beginning with funds in the next round of revisions.

7. All Funds

"Fund Management" (prospectuses)

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the funds' next semiannual/annual report including the period of the report.

R: The requested disclosure will be included in the funds' next filing.

8. All Funds

"Fund Services" (prospectuses)

"Fund Distribution"

"If payments made by FMR to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of California Municipal Income's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

C: The Staff requests the language in the "Fund Distribution" section, referenced above, be re-worded from "might" to "will", pursuant to Item 7(b)(2).

R: Because neither Fidelity California Short-Intermediate Tax-Free Bond Fund nor the retail or institutional class of Fidelity California Municipal Income Fund pays 12b-1 fees for the sale and distribution of its shares under its Rule 12b-1 plan, we believe the disclosure is more accurate as written and that a strict read of Item 7(b) (which also requires disclosure of the amount of distribution fee payable) is inapplicable in these instances. Accordingly we have not modified disclosure.

9. All Funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.